Exhibit 99.1

Autolus Therapeutics announces the appointment of Dr. William D. Young as a Non-Executive Director

LONDON, November 15, 2021 — Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced that Dr. William D. Young has been appointed as a non-executive director to its board of directors, effective immediately. The appointment is pursuant to the recently announced investment from Blackstone Life Sciences. Dr. Young will serve as a Class III director, with an initial term expiring at Autolus’ 2024 annual general meeting. Dr. Young brings to Autolus more than 50 years of experience in the life science industry, most notably prior service as Chief Operating Officer of Genentech and Chairman of the Board of Biogen.

Prior to his current role as senior advisor to Blackstone Life Sciences, he served as the Chief Executive Officer of Monogram Biosciences, which was acquired by Laboratory Corporation of America in 2009. Before Monogram, Dr. Young served as Chief Operating Officer of Genentech, the culmination of a Genentech career spanning almost 20 years, and he started his career at Eli Lilly & Company. Dr. Young also currently serves as a member of the Board of Directors of Nanostring Technologies (Chairman), Theravance Biopharma and Praxis Precision Medicine. He has also served on a number of other biotech boards such as BioMarin Pharmaceutical and Vertex Pharmaceuticals. Dr. Young holds a Bachelor of Chemistry degree from Purdue University, a Doctorate in Engineering from Purdue University, and an MBA from Indiana University. Dr. Young was elected to the National Academy of Engineering for his contributions to biotechnology.

“Together with the entire board and management team, I am pleased to welcome Bill to our Board. Bill brings a wealth of commercial and operational experience to Autolus at a time when we are shaping the product profile and the commercial strategy of obe-cel. He is one of the pioneers of the biotechnology industry,” said Dr. Christian Itin, Chief Executive Officer of Autolus.

“I am delighted to join the board of Autolus at such a pivotal time in the Company’s development,” said Bill Young. “Obe-cel has the potential to transform the outlook for adult patients with acute lymphoblastic leukemia, as well as many other cancers. I look forward to driving value for patients, stakeholders and shareholders alike.”

About Autolus Therapeutics plc

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information please visit www.autolus.com.

About Obe-cel

Obe-cel is a CD19 CAR T cell investigational therapy designed to overcome the limitations in clinical activity and safety compared to current CD19 CAR T cell therapies. Designed to have a fast target binding off-rate to minimize excessive activation of the programmed T cells, Obe-cel may reduce toxicity and be less prone to T cell exhaustion, which could enhance persistence and improve the ability of the programmed T cells to engage in serial killing of target cancer cells. In collaboration with our academic partner, UCL, Obe-cel is currently being evaluated in a Phase 1 clinical trial in adult ALL and B-NHL. The company has also progressed Obe-cel to the FELIX study, a potential pivotal study.

About Obe-cel FELIX study

The FELIX Phase 1b/2 clinical trial is enrolling adult patients with relapsed / refractory ALL. The trial has a short Phase 1b component prior to proceeding to a single arm Phase 2 clinical trial. The primary endpoint is overall response rate, and the key secondary endpoints include duration of response, MRD negative CR rate and safety. The trial will enroll approximately 100 patients across 30 of the leading academic and non-academic centers in the United States, United Kingdom and Europe.

About Blackstone Life Sciences

Blackstone Life Sciences is an industry-leading private investment platform with capabilities to invest across the life cycle of companies and products within the key life science sectors. By combining scale investments and hands-on operational leadership, Blackstone Life Sciences helps bring to market promising new medicines and medical technologies that improve patients’ lives. More information is provided at https://www.blackstone.com/our-businesses/life-sciences/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and in some cases can be identified by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” and “believes.” These statements include, but are not limited to, statements regarding the future clinical development, efficacy, safety and therapeutic potential of obe-cel. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the risks that Autolus’ preclinical or clinical programs do not advance or result in approved products on a timely or cost effective basis or at all; the results of early clinical trials are not always being predictive of future results; the cost, timing and results of clinical trials; that many product candidates do not become approved drugs on a timely or cost effective basis or at all; the ability to enroll patients in clinical trials; possible safety and efficacy concerns; and the impact of the ongoing

COVID-19 pandemic on Autolus’ business. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Autolus’ actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in Autolus’ Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2021, as well as discussions of potential risks, uncertainties, and other important factors in Autolus’ subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Autolus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts:

Lucinda Crabtree, PhD

Vice President, Business Strategy and Planning

+44 (0) 7587 372 619

l.crabtree@autolus.com

Julia Wilson

+44 (0) 7818 430877

j.wilson@autolus.com

Susan A. Noonan

S.A. Noonan Communications

+1-212-966-3650

susan@sanoonan.com

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